SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549S

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PRETORIA RESOURCES TWO, INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

____________

(CUSIP Number)

Ronald Williams

20 West Park Avenue, Suite 207

Long Beach, NY 11561

December 17, 2014

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: None

(1)	Names of reporting persons: Ronald Williams
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
(3)	SEC use only.
(4)	Source of funds: PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) : ☐
(6)	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 450,000
	(8)	Shared Voting Power: -0-
	(9)	Sole Dispositive Power: 450,000
	(10)	Shared Dispositive Power: -0-
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 45%
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 45*
(14)	Type of Reporting Person (See Instructions) IN

* This calculation is based upon 1,000,000 shares of common stock of Pretoria Resources Two, Inc. outstanding as of December 12, 2014, as reported in the issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2013.

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Item 1. Security and Issuer

The title of the class of equity securities to which this statement relates to is shares of common stock, $0.0001 par value (“Common Stock”), of Pretoria Resources Two, Inc., a Nevada Corporation (the “Issuer”). The principal offices of the Issuer are located at 20 West Park Avenue, Suite 207, Long Beach, NY 11561.

Item 2. Identity and Background

The person filing this statement is Ronald Williams (the “Reporting Person”).

The business address of the Reporting Person is 20 West Park Avenue, Suite 207, Long Beach, NY 11561.

The Reporting Person is a financial advisor.

The Reporting Person has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired 450,000 shares of Common Stock (the “Shares”) for a per share purchase price of $0.000022 and an aggregate purchase price of $10. The source of funds for the purchase of the Shares was the personal funds of the Reporting Person.

Item 4. Purpose of Transaction

The purpose of the acquisition of the Shares by the Reporting Person was to accede to control of the Issuer. The acquisition of the Shares was consummated pursuant to the terms of an agreement dated December 17, 2014 (the “Agreement”), by and among the Reporting Person, the Issuer, Allison Carroll, the sole stockholder, director and officer of the Issuer prior to the date of the transaction (the “Stockholder”), and Ronald Williams, pursuant to which the Reporting Person acquired 450,000 shares of Common Stock from the Issuer for a purchase price of $0.000022 per share and agreed, among other things, to satisfy all of the capital requirements of the Issuer, which is a “shell company” as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its business objective of entering into a business transaction with an operating company and to diligently pursue the Company’s business plan of identifying and merging with or acquiring a target company. Also pursuant to the Agreement, the Stockholder (i) resigned from all executive offices she held with the Issuer; (ii) appointed Bryan Glass to serve as a director of the Issuer; (iii) appointed Ronald Williams to serve as the Issuer’s president, chief executive officer and chief financial officer; and (iv) forgave all debt due to her by the Company. A copy of the Agreement is attached as Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 18, 2014.

Except as otherwise disclosed herein, the Reporting Person is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, subject to the Reporting Person right from time to time to acquire or dispose of shares of common stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Issuer's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the Issuer's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of the Issuer by any person; (h) causing any class of securities of the Issuer to be delisted; (i) the Issuer's common stock to be eligible to be deregistered under the Securities Exchange Act of 1934, as amended; or (j) any actions similar to those enumerate above.

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Notwithstanding the foregoing, the Issuer, by the nature of its business as stated in its registration statement on Form 10 as filed with the SEC on November 7, 2007 and the periodic reports it has filed with the SEC since that date, is a “blank check” company, the purpose of which is to engage in a business combination with another entity. Accordingly, the Reporting Person and the other affiliates of the Issuer expect to regularly evaluate and consider entities with which to consummate a business combination; though no specific transaction has been identified as of the date of this filing.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person beneficially owns 450,000 shares of the Issuer's common stock, which represents 45% of the Issuer's class of common stock, as reported in the issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2013, the last period for which a periodic report was filed by the Issuer with the SEC.

(b) The Reporting Person has sole voting and sole dispositive power over the Shares.

(c) Other than the acquisition of the Shares as reported herein, the Reporting Person has not effected any transactions in the securities of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d) No person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the arrangements pursuant to the Agreement described in Item 4 above, the Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

(a) Agreement dated December 17, 2014, among Pretoria Resources Two, Inc. Allison Carroll, Bryan Glass and Ronald Williams, incorporated by reference to the exhibits to the Issuer's Current Report on Form 8-K filed with the SEC on December 18, 2014.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Ronald Williams

Dated: December 18, 2014	/s/ Ronald Williams
Ronald Williams

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